Capital Estimates

2023 – 2024

Budget de capital

2023 – 2024

New Nouveau
Brunswick

Capital Estimates 2023-2024

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

December 2022

Cover:
Executive Council Office (22-00085)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3025-2

ISSN 0845-6372

Printed in New Brunswick

Budget de capital 2023-2024

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/finances

décembre 2022

Couverture :
Bureau du Conseil exécutif (22-00085)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-3025-2

ISSN 0845-6372

Imprimé au Nouveau-Brunswick

Think Recycling!  Pensez à recycler!

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

TABLE OF CONTENTS / TABLE DES MATIÈRES

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES /
ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023-2024 ESTIMATE / PRÉVISIONS
465	265	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………………………………………………	465
1,745	1,745	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………	893
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux…………………………………………………………………	1,000
27,050	27,050	Health / Santé………………………………………………………	39,137
7,920	2,040	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………………	5,971
2,000	2,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………………	2,200
35,000	35,000	Regional Development Corporation / Société de développement régional………………………………………………………………………	57,500
12,000	24,700	Social Development / Développement social………………………………	50,000
9,020	11,668	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………	9,514
650,594	727,668	Transportation and Infrastructure / Transports et Infrastructure.....................	850,361
746,794	833,136	TOTAL - CAPITAL EXPENDITURES / TOTAL - DÉPENSES EN CAPITAL	1,017,041

Note: / Remarque:

The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES**

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
65	65	Capital Equipment / Biens d'équipement…………………………	65
400	200	Strategic Infrastructure / Infrastructure stratégique………………	400
465	265	TOTAL..…………	465

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

CAPITAL EQUIPMENT		BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To replace research and scientific equipment.		Pour le remplacement des équipements de recherche et du matériel scientifique.
TOTAL	65	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects to support the continued development of the agriculture, aquaculture and fisheries sectors.		Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement continu des secteurs de l'agriculture, de l'aquaculture et des pêches.
TOTAL	400	TOTAL
TOTAL - TO BE VOTED	465	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE**

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
1,745	1,745	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement…………………………………………………	893
1,745	1,745	TOTAL...	893

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE

(In thousands of dollars / En milliers de dollars)

PUBLIC SCHOOLS - CAPITAL EQUIPMENT		ÉCOLES PUBLIQUES - BIENS D'ÉQUIPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To equip schools in concert with the capital construction program.		Équiper les écoles en fonction du programme de construction d'immobilisations.
TOTAL	893	TOTAL
TOTAL - TO BE VOTED	893	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
1,000	1,000	Rural Districts / Districts ruraux...................…………………............	1,000
1,000	1,000	TOTAL...…………………...............	1,000

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX

(In thousands of dollars / En milliers de dollars)

RURAL DISTRICTS		DISTRICTS RURAUX

PROGRAM OBJECTIVES

To assist rural districts in the purchase of emergency equipment, construction and repair of fire halls as well as repairs to community centers and recreation facilities.

OBJECTIFS DU PROGRAMME

Aider les districts ruraux à se procurer de l'équipement d'urgence, à construire et réparer les postes d'incendie et à réparer les centres communautaires et les installations de loisir.

TOTAL	1,000	TOTAL
TOTAL - TO BE VOTED	1,000	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
27,050	27,050	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement...……………………………………………	39,137
27,050	27,050	TOTAL..	39,137

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ

(In thousands of dollars / En milliers de dollars)

PUBLIC HOSPITALS - CAPITAL EQUIPMENT		HÔPITAUX PUBLICS - BIENS D'ÉQUIPEMENT

PROGRAM OBJECTIVES

To fund medical equipment replacement valued in excess of one hundred thousand dollars.

TOTAL	39,137	TOTAL
TOTAL - TO BE VOTED	39,137	TOTAL - À VOTER

OBJECTIFS DU PROGRAMME

Financer le remplacement d'équipement médical évalué à plus de cent mille dollars.

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE**

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
250	0	Mine Reclamation / Remise en état de mines………………………	250
6,920	1,290	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers………………………………………………………	791
750	750	Sentier NB Trail Infrastructure / Infrastructure du Sentier NB Trail………………………………………………	4,930
7,920	2,040	TOTAL..	5,971

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE

(In thousands of dollars / En milliers de dollars)

MINE RECLAMATION		REMISE EN ÉTAT DE MINES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for reclamation work at mine sites.		Assurer les travaux de remise en état subséquents à l'extraction minière.
TOTAL	250	TOTAL

MUSQUASH WATERSHED INFRASTRUCTURE - CAPITAL IMPROVEMENTS		BASSIN HYDROGRAPHIQUE MUSQUASH - AMÉLIORATIONS DES BIENS IMMOBILIERS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the betterment of the Musquash Watershed infrastructure.		Améliorer les infrastructures du bassin hydrographique Musquash.
TOTAL	791	TOTAL

SENTIER NB TRAIL INFRASTRUCTURE		INFRASTRUCTURE DU SENTIER NB TRAIL
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for major repairs of Sentier NB Trail.		Réparations majeures du Sentier NB Trail.
TOTAL	4,930	TOTAL
TOTAL - TO BE VOTED	5,971	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL**

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
2,000	2,000	Deferred Maintenance Program / Programme d'entretien reporté…………………………………………………………………	2,200
2,000	2,000	TOTAL..………………..................	2,200

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL

(In thousands of dollars / En milliers de dollars)

DEFERRED MAINTENANCE PROGRAM		PROGRAMME D'ENTRETIEN REPORTÉ

PROGRAM OBJECTIVES | **OBJECTIFS DU PROGRAMME**

Provides funding for capital maintenance improvements to New Brunswick universities and the Maritime College of Forest Technology.

Fournir un financement pour l'amélioration de l'entretien des immobilisations aux universités du Nouveau-Brunswick et au Collège de technologie forestière des Maritimes.

TOTAL	2,200	TOTAL
TOTAL - TO BE VOTED	2,200	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
16,500	16,500	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée…………	49,500
18,500	18,500	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique………………………………	8,000
35,000	35,000	TOTAL..	57,500

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

CANADA - NEW BRUNSWICK INTEGRATED BILATERAL AGREEMENT		CANADA - NOUVEAU-BRUNSWICK ENTENTE BILATÉRALE INTÉGRÉE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for the provincial contribution to the Canada - New Brunswick Integrated Bilateral Agreement.		Financer la contribution du gouvernement provincial au Canada - Nouveau-Brunswick Entente bilatérale intégrée.
TOTAL	49,500	TOTAL

STRATEGIC INFRASTRUCTURE INITIATIVE		INITIATIVE EN MATIÈRE D'INFRASTRUCTURE STRATÉGIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide capital investments in strategic infrastructure projects in order to support economic development and create conditions for long-term job growth.		Fournir des investissements en capital pour des projets d'infrastructure stratégique afin d'appuyer le développement économique et de créer les conditions nécessaires pour une croissance de l'emploi à long terme.
TOTAL	8,000	TOTAL
TOTAL - TO BE VOTED	57,500	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
9,000	20,700	Nursing Home Services - Capital Improvements / Services des foyers de soins - Améliorations des biens immobiliers……………………………………………	9,000
3,000	3,000	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien…………………………….	3,000
0	1,000	Public Housing - Capital Construction / Logements publics - Installations permanentes…………………………………	33,000
0	0	Public Housing - Capital Maintenance / Logements publics - Entretien……………………………….………………	5,000
12,000	24,700	TOTAL………………………………………………………	50,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL

(In thousands of dollars / En milliers de dollars)

NURSING HOME SERVICES - CAPITAL IMPROVEMENTS		SERVICES DES FOYERS DE SOINS - AMÉLIORATIONS DES BIENS IMMOBILIERS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to complete planned improvements to Nursing Homes.		Fournir un financement pour mener à bien les améliorations planifiées dans les foyers de soins.
TOTAL	9,000	TOTAL
NURSING HOME SERVICES - CAPITAL MAINTENANCE		SERVICES DES FOYERS DE SOINS - ENTRETIEN
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for unplanned capital maintenance for Nursing Homes.		Fournir un financement pour couvrir les coûts d'entretien imprévus dans les foyers de soins.
TOTAL	3,000	TOTAL
PUBLIC HOUSING - CAPITAL CONSTRUCTION		LOGEMENTS PUBLICS - INSTALLATIONS PERMANENTES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Planning, design and construction services for public housing units.		Services de planification, de conception et de construction de logements publics.
TOTAL	33,000	TOTAL
PUBLIC HOUSING - CAPITAL MAINTENANCE		LOGEMENTS PUBLICS - ENTRETIEN
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for capital maintenance for Public Housing.		Fournir un financement pour couvrir les coûts d'entretien dans les logements publics.
TOTAL	5,000	TOTAL
TOTAL - TO BE VOTED	50,000	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
4,400	4,623	Capital Improvements / Amélioration des installations……………	5,167
4,620	7,045	Strategic Infrastructure / Infrastructure stratégique………………	4,347
9,020	11,668	TOTAL...	9,514

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE

(In thousands of dollars / En milliers de dollars)

CAPITAL IMPROVEMENTS		AMÉLIORATION DES INSTALLATIONS

PROGRAM OBJECTIVES

To carry out improvements to provincial parks, attractions and heritage sites.

OBJECTIFS DU PROGRAMME

Améliorer les installations de parcs provinciaux, d'attractions, et de sites patromoniaux.

TOTAL	5,167	TOTAL

STRATEGIC INFRASTRUCTURE		INFRASTRUCTURE STRATÉGIQUE

PROGRAM OBJECTIVES

To provide capital investments in strategic infrastructure projects.

OBJECTIFS DU PROGRAMME

Fournir des investissements en capital pour des projets d'infrastructure stratégique.

TOTAL	4,347	TOTAL

TOTAL - TO BE VOTED	9,514	TOTAL - À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE**

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023-2024 ESTIMATE / PRÉVISIONS
60,886	60,757	Bridges / Ponts ....…….	84,520
181,125	219,227	Highways / Routes ....…….	278,650
15,000	18,614	Municipal Designated Highway Program / Programme d'amélioration des routes provinciales désignées dans les municipalitiés.......................................	20,000
81,834	101,247	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés…………………………	94,240
22,000	22,000	Vehicle Management Agency / Agence de gestion des véhicules………………………………………………………	30,000
289,749	305,823	Public Works and Infrastructure / Travaux publics et infrastructure………………………………………………	342,951
650,594	727,668	TOTAL……………………………………………………	850,361

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

BRIDGES		PONTS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the construction of bridges, ferries and ferry landings.		Permettre la construction de ponts, de traversiers et de débarcadères.
TOTAL	84,520	TOTAL

HIGHWAYS		ROUTES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the construction and upgrading of highways.		Permettre la construction et la réfection de routes.
TOTAL	278,650	TOTAL

MUNICIPAL DESIGNATED HIGHWAY PROGRAM		PROGRAMME D'AMÉLIORATION DES ROUTES PROVINCIALES DÉSIGNÉES DANS LES MUNICIPALITÉS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for capital work on provincially designated highways within municipalities.		Fournir un financement pour l'exécution de travaux d'immobilisations sur les routes provinciales désignées dans les municipalités.
TOTAL	20,000	TOTAL

FEDERAL-PROVINCIAL COST-SHARED PROGRAM		PROGRAMME FÉDÉRAL-PROVINCIAL À FRAIS PARTAGÉS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding for federal-provincial cost-shared projects for the construction and upgrading of highways and bridges.		Fournir un financement pour la réalisation de projets fédéraux-provinciaux à frais partagés en vue de la construction et de l'amélioration de routes et de ponts.
TOTAL	94,240	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

VEHICLE MANAGEMENT AGENCY		AGENCE DE GESTION DES VÉHICULES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the purchase of vehicles and equipment for the various departments of the government of New Brunswick.		Assurer l'acquisition de véhicules et d'équipements pour les différents ministères du gouvernement du Nouveau-Brunswick.
TOTAL	30,000	TOTAL

PUBLIC WORKS AND INFRASTRUCTURE		TRAVAUX PUBLICS ET INFRASTRUCTURE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide planning, design and construction services. (see Appendix A for additional details)		Offrir des services de planification, de conception et de construction. (voir l'annexe A pour plus de détails)
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
CAPITAL ADMINISTRATION	4,000	GESTION DES IMMOBILISATIONS
Administration of capital construction, improvement and renovation projects.		Administration des projets de construction, d'amélioration et de rénovation.
CAPITAL CONSTRUCTION	217,731	INSTALLATIONS PERMANENTES
Planning, design and construction services for public works and infrastructure.		Services de planification, de conception et de construction d'immeubles publics et de l'infrastructure.
CAPITAL IMPROVEMENTS	121,220	AMÉLIORATIONS DES BIENS IMMOBILIERS
Planning, design and construction services for projects involving the improvement and renovation of provincial infrastructure.		Services de planification, de conception et de construction pour l'amélioration et la rénovation de l'infrastructure provinciale.
TOTAL	342,951	TOTAL
TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE	850,361	TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
Less amounts authorized by law	71,420	Moins crédits autorisés par la loi
TOTAL - TO BE VOTED	778,941	TOTAL - À VOTER

CAPITAL ESTIMATES / BUDGET DE CAPITAL, 2023-2024

APPENDIX A: PUBLIC WORKS AND INFRASTRUCTURE / ANNEXE A : TRAVAUX PUBLICS ET INFRASTRUCTURE
COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

(In thousands of dollars / En milliers de dollars)

2022-2023 ESTIMATE / PRÉVISIONS	2022-2023 REVISED / RÉVISÉES		2023-2024 ESTIMATE / PRÉVISIONS
		PROGRAM COMPONENTS / ÉLÉMENTS DU PROGRAMME	
3,500	3,500	Capital Administration / Gestion des immobilisations.....................	4,000
		Capital Construction / Installations permanentes	
0	0	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………………………	2,195
61,465	56,535	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………	79,149
103,799	102,624	Health / Santé ……………………………………………………	94,987
22,300	11,500	Justice and Public Safety / Justice et Sécurité publique……………	32,900
13,000	14,410	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………	8,500
200,564	185,069	Total Capital Construction / Total des installations permanentes……………………………………………………	217,731
		Capital Improvements / Améliorations des biens immobiliers	
21,500	23,470	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………	30,200
22,350	30,504	Health / Santé ……………………………………………………	42,500
1,010	1,010	Justice and Public Safety / Justice et Sécurité publique……………	1,685
60	60	Legislative Assembly / Assemblée législative……...……………	60
4,100	4,968	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………	3,900
36,665	57,242	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………	42,875
85,685	117,254	Total Capital Improvements / Total des améliorations des biens immobiliers……………………………………………………	121,220
289,749	305,823	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE…………………………………	342,951